Joseph A. Herz

Tel. 212.801.6926

Fax 212.805.5539

herzj@gtlaw.com

July 19, 2012

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Attention: Max A. Webb

Mail Stop 4561

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	RLJ Entertainment, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed April 13, 2012 File No. 333-180714

Ladies and Gentlemen:

On behalf of RLJ Entertainment, Inc., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 2 to the above referenced Registration Statement (the “Registration Statement”) on Form S-4 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. H. Van Sinclair of the Company dated July 12, 2012 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four (4) copies of Amendment No. 2, which have been marked to indicate the location of changes from Amendment No. 1 to the Registration Statement filed with the Commission on June 26, 2012 (“Amendment No. 1”), together with copies of this response letter as filed with the Commission.

Securities and Exchange Commission

July 19, 2012

General

1.	We note that the joint proxy statement/prospectus contains a number of blanks related to information which appears to be historical in nature or otherwise readily available. Please fill in these blanks with your next amendment or tell us when you intend to do so.

Response to Comment No. 1

The Company has filled in as many of the blanks contained in the Registration Statement as may be completed at this time. The Company supplementally advises the Staff that any remaining blanks will be filled in the next amendment to the Registration Statement, including information concerning the respective record dates for the special meetings of RLJ and Image, as well as the respective dates of such meetings.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 29

Summary Statement of Pro Forma Combined Income Data, page 29

2.	We note that for the year ended December 31, 2011 and the three months ended March 31, 2012, the pro forma net loss per common share amounts assuming redemptions of $51.1 million do not agree with the similarly titled amounts presented in the pro forma condensed combined statement of operations on pages 225 and 226. Please explain to us why these amounts are different and resolve this inconsistency.

Response to Comment No. 2

The Company has corrected the Summary Statement of Pro Forma Combined Income Data on pages 31 and 32 of Amendment No. 2 so that the amounts reflected are consistent with the Unaudited Pro Forma Condensed Combined Statement of Operations on pages 234 and 235 of Amendment No. 2. The Company also has revised the Summary Statement of Pro Forma Combined Income Data to reflect changes made in response to Comment 18.

Summary Pro Forma Combined Balance Sheet Data, page 30

3.	We note that your summary pro forma combined balance sheet data presents basic shares of 20,315,750 both assuming no redemptions, and assuming redemptions of $51.1 million. However according to Item J of Note 6 to the unaudited pro forma condensed combined financial statements of page 239, you indicate that assuming redemptions of $51.1 million and a redemption price of $9.95 per share, 5,138,593 shares of RLJ common stock would be redeemed. In this regard, please explain to us why it does not appear that such redemption of shares is reflected in the amount of shares outstanding in your summary pro forma combined balance sheet data assuming redemptions of $51.1 million.

Securities and Exchange Commission

July 19, 2012

Response to Comment No. 3

The Company has corrected the Summary Pro Forma Combined Balance Sheet Data on page 32 of Amendment No. 2 so that the amounts reflected are consistent with the Unaudited Pro Forma Condensed Combined Balance Sheet on page 233 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Contractual Obligations, page 62

4.	We note that you have revised your MD&A section to provide a table of contractual obligations of New RLJ shown on a pro forma basis. However, we also note that the periods presented include only the next five years. Please revise to include a column for amounts due in more than five years. See guidance in Item 303(a)(5) of Regulation S-K.

Response to Comment No. 4

The Company advises the Staff that there are no contractual obligations of the Company that will require payments after March 31, 2017. The Company has added this disclosure before the table of contractual obligations on page 64 of Amendment No. 2. In addition, the Company has expanded the disclosure after the table regarding contractual obligations assuming redemptions of $51.1 million to include the repayment of the subordinated promissory notes to be issued to certain holders of Image’s Series B preferred stock.

5.	We note that the amounts presented in your pro forma table of contractual obligations for Acorn operating leases on page 62 and the amounts included in Acorn’s table of contractual obligations on page 131, do not agree with your disclosure in Note 10 to Acorn’s audited financial statements. Please resolve this inconsistency.

Response to Comment No. 5

The Company advises the Staff that Acorn has revised and added disclosure in Note 10 to its consolidated financial statements on page F-83 of Amendment No. 2 to be consistent with the pro forma table of contractual obligations on page 64 of Amendment No. 2 and the amounts included in Acorn’s table of contractual obligations on page 133 of Amendment No. 2.

The Business Combination, page 147

RLJ, Image and Acorn, page 149

6.	Please refer to the first full paragraph on page 151. We note that pursuant to the letter of intent the holders of Image’s capital stock are to receive $45.5 million in the aggregate. Please revise this paragraph to disclose the amounts to be received by Image’s common and preferred stockholders. Please also disclose the common stock exchange ratio and the resulting per share merger consideration.

Securities and Exchange Commission

July 19, 2012

Response to Comment No. 6

The Company has revised the disclosure on page 156 of Amendment No. 2 to disclose the amounts to be received by the common stockholders and preferred stockholders of Image. In addition, the Company has revised the disclosure on page 156 of Amendment No. 2 to disclose the common stock exchange ratio and the resulting per share merger consideration for Image stockholders.

Recommendation of the Image Board; Image’s Reasons for the Business Combination, page 157

7.	We note your response to our prior comment 37 and reissue. Please have the Image board specially note that the price per common share they chose to sell Image at is below the actual price per common share on September 30, 2011 and March 29, 2011. Refer to page 165.

Response to Comment No. 7

The Company has revised the disclosure on page 165 of Amendment No. 2 to note that the per share merger consideration to be received by holders of Image common stock under the Image merger is less than the per share trading price of Image common stock on September 30, 2011 and March 29, 2011.

Opinion of Image’s Special Committee Financial Advisor, page 160

8.	We note your response to our prior comment 40 and reissue. Please revise to specifically reference the board book so that investors can locate it if they wish to see it or provide a more detailed discussion of the various financial analyses used by Salem Partners so that the recipients of the joint proxy statement/prospectus can understand exactly what each analysis indicates. As a general matter, for each included financial analysis, the more detailed discussion should provide sufficient explanation of each step of the analysis and the conclusion such that an Image stockholder will understand how the analysis supports a conclusion that the proposed business combination is fair from a financial point of view. In this regard, we note that sufficient explanation of each step of each included financial analysis has not been provided. Please revise accordingly.

Response to Comment No. 8

The Company advises the Staff that the disclosure has been revised beginning on page 165 of Amendment No. 2 in the Section titled “Opinion of Image’s Special Committee Financial Advisor” to specifically reference the presentation materials delivered to the Special Committee of the Image board of directors in connection with the rendering of the Salem Partners oral opinion, as well as specific reference to the location of the presentation attached as Exhibit 99.9 to the Registration Statement.

Securities and Exchange Commission

July 19, 2012

Comparable Companies Analysis, page 168

9.	Please revise to define the term “NMF.”

Response to Comment No. 9

The Company has revised the disclosure on page 174 of Amendment No. 2 to define the term “NMF.”

Precedent Transaction Analysis, page 169

10.	Please revise to define the term “N/A.”

Response to Comment No. 10

The Company has revised the disclosure on page 175 of Amendment No. 2 to define the term “N/A.”

11.	We note your response to our prior comment 48 and reissue in part. We note that Salem Partners derived and applied a multiple range of 5x to 8x to calculate a range of implied values per share of Image. Please revise to discuss in greater detail why Salem Partners applied this multiple range. Please also revise the Acorn Precedent Transactions Analysis and the Combined Company Precedent Transactions Analysis sections on pages 171 and 172 in a similar manner.

Response to Comment No. 11

The Company advises the Staff that the disclosure has been revised on page 175 of Amendment No. 2 to explain why Salem Partners applied a multiple range of 5x to 8x to calculate a range of implied values per share of Image common stock. The Acorn Precedent Transactions Analysis and the Combined Company Precedent Transaction Analysis have been similarly revised.

Acorn Comparable Companies Analysis, page 170

12.	We note that the first sentence refers to Image not Acorn. Please revise.

Response to Comment No. 12

The Company advises the Staff that the first sentence of the Acorn Comparable Companies Analysis has been revised on page 176 of Amendment No. 2 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 222

13.	We note from your response to our prior comment 57 that you have revised the pro forma financial statements to include a column assuming no redemptions and a column assuming $51.1 million of redemptions, which is the maximum redemption amount that would provide the minimum available cash amount (i) required by the lender under the proposed senior credit facility and (ii) that would satisfy the applicable closing condition under the terms of the Image merger agreement and the Acorn stock purchase agreement. Please revise the introductory section on page 222 to include a discussion of these two assumptions and to explain why you chose to include these specific assumptions in your pro forma financial statements.

Securities and Exchange Commission

July 19, 2012

Response to Comment No. 13

The Company has added disclosure on page 232 of Amendment No. 2 to disclose the two assumptions for redemptions used in the pro forma financial statements and the reasons for using such assumptions.

14.	We note your revised presentation in response to our prior comment number 59 however we reissue in part. Please add a column showing separately the combined entity of RLJ and Image as the shareholders of both RLJ and Image are being asked to vote on the Image merger agreement. The column should be the sum of the historical financial statements of RLJ, Image and purchase accounting adjustments related to the acquisition of Image. Please revise both the pro form balance sheet and statements of operations.

Response to Comment No. 14

The Company has revised the Unaudited Pro Forma Condensed Combined Balance Sheet and Statements of Operations on pages 233, 234 and 235 of Amendment No. 2 to present a column showing the combined entity in response to the Staff’s comment. The Company has also revised the Pro Forma Condensed Combined Statements of Operations on pages 234 and 235 of Amendment No. 2 to reflect changes made in response to Comment 18. The Company further advises the Staff that the items disclosed in Note 6 beginning on page 244 of Amendment No. 2 were revised to conform to the column presentation described above.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 4. Estimate of the Assets to be Acquired and Liabilities to be Assumed, page 230

15.	We note from your response to our prior comment 70 and your revised disclosure in Note 4 that your preliminary estimate of fair value of libraries and customer relationships is $43.8 million and $28.7 million for Acorn and Image, respectively and the preliminary estimate of fair value for trademarks is $4.3 million and $2.0 million for Acorn and Image, respectively. As previously requested, please revise your disclosure to explain how management determined the fair value to be assigned to each category of intangible assets.

Securities and Exchange Commission

July 19, 2012

Response to Comment No. 15

The Company has added disclosure on page 241 of Amendment No. 2 to explain the method and assumptions used to determine the fair value for each category of intangible assets in response to the Staff’s comment.

16.	We note that in your disclosure of the preliminary estimate of the assets to be acquired and the liabilities to be assumed by New RLJ in the proposed business combination, $5,839,000 of Series B preferred stock not assumed is added back to the net book value of net assets acquired at March 31, 2012. In light of the fact that in Image’s audited balance sheet as of March 31, 2012, Series B preferred stock is presented in temporary equity and is therefore not included in the calculation of net assets, please explain to us why you believe it is appropriate to add the amount to the net book value of net assets acquired at March 31, 2012 to calculate the adjusted book value of net assets acquired.

Response to Comment No. 16

The Company supplementally advises the Staff that the beginning balance appearing in the first table in Note 4 on page 239 of Amendment No. 1 was mislabeled. The number that appeared in the table was for shareholders’ equity, from the historical financial statements of Image, not net book value. Accordingly, the Company has revised the beginning balance in the first table in Note 4 on page 239 of Amendment No. 2 to present net book value by combining shareholders’ equity with temporary equity (and, as a result, removing the add back related to temporary equity).

17.	We note that you have revised Note 4 to include a sensitivity analysis which illustrates the effects of the redemptions of RLJ common stock at certain assumed levels and assumes a redemption price of $9.95 per share. Please revise to disclose how you determined or calculated the $9.95 per share assumed redemption price.

Response to Comment No. 17

The Company has revised the disclosure on page 240 of Amendment No. 2 to disclose the reasons for using the $9.95 per share redemption price. The Company also has revised the pro forma net loss information in the sensitivity analysis on page 240 of Amendment No. 2 to reflect changes made in response to Comment 18.

Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income, Page 235

Item (B), page 235

18.	We note from your response to our prior comment 75 and your revised disclosure in Item (B) that the adjustment to SG&A includes the reversal of compensation of $3.16 million paid to Acorn’s Chairman and Vice Chairman who will not receive executive officer related compensation from the combined company. However, we do not believe that it is appropriate to remove salaries of terminated employees in pro forma statements of operations because the amount is not factually supportable. Please revise to remove this adjustment. Also, in regards to your adjustment to recognize incremental compensation related to currently anticipated employment agreements, we do not believe that the adjustment is appropriate unless it is factually supported by a signed employment agreement. Please revise accordingly. You may disclose these expected compensation changes in a note to the pro forma financial statements with disclosure that these amounts are not included as adjustments to the pro forma financial statements.

Securities and Exchange Commission

July 19, 2012

Response to Comment No. 18

The Company has revised the disclosure by deleting the adjustment for changes in salary and the related disclosure in Item (B) of Note 6 on page 244 of Amendment No. 2. As a result, an adjustment for income taxes resulting from this revision equal to 40% of the salary adjustment was also made. In addition, the Company has added disclosure in Note 2 on page 238 of Amendment No. 2 to include these salary changes.

Adjustment (D), page 236

19.	We note your disclosure that this adjustment includes Acorn’s 64% share in increased amortization of $308,000 for the twelve-month period related to anticipated valuation adjustments for ACL’s copyrights, which are being amortized on a straight-line basis over the next 30 years. In light of the fact that ACL is accounted for by Acorn as an equity method investment, please explain to us and revise to disclose the reasons for the valuation adjustments and to explain how the revised copyright amount was calculated or determined.

Response to Comment No. 19

The Company supplementally advises the Staff that the adjustment to Acorn’s equity income from ACL related to amortization is being made for the difference in basis between what Acorn paid for its 64% ownership interest in ACL and Acorn’s underlying equity in the net assets of ACL in accordance with ASC 323-10-35-5b. The Company also has added disclosure on pages 244 through 245 of Amendment No. 2 regarding the identification of the difference in basis relating to copyright assets, and the method used to account for the difference in basis.

Adjustment (F), page 209

20.	We note that part of the interest expense adjustment in Item (F) relates to the debt discount of $432,000 on the vendor advance. However, it appears from your disclosure in Item (A) that $432,000 related to the $3.8 million vendor advance was recorded as deferred manufacturing costs, a liability, which is amortized as a reduction to cost of sales. Further, the disclosure in Item (A) does not identify any debt discount related to this vendor advance. Please resolve these inconsistencies for us.

Securities and Exchange Commission

July 19, 2012

Response to Comment No. 20

The Company has revised the disclosure in Item (A) of Note 6 on page 244 of Amendment No. 2 to clarify that the difference between the $3.8 million in cash to be received from the vendor advance and the recognition of $3.37 million for the loan payable results in deferred manufacturing costs and an equal amount of debt discount. The Company supplementally advises the Staff that the additional disclosure included in Item (A) resolves the inconsistencies with Item (F).

Note 7. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 239

Item (S), page 240

21.	We note from your response to our prior comment 65 and your revised disclosure in Item (S) that upon consummation of the Image merger, 11,309,516 shares of restricted stock will vest. In light of the fact that you disclose that unamortized compensation expense associated with these awards of $3.2 million will be expensed by Image upon consummation of the merger, we believe that you should reflect this amount as an adjustment (i.e. accrued expense) to the pro forma balance sheet.

Response to Comment No. 21

The Company supplementally advises the Staff that the $3.2 million charge that will be recognized by Image represents restricted stock awards that will vest as a result of the consummation of the proposed business combination. As disclosed in Item (S) of Note 7 on page 249 of Amendment No. 2, these newly vested stockholders will share in the merger consideration that will be received by existing Image stockholders, resulting in dilution to such existing stockholders of Image. The newly vested stock will not increase the merger consideration payable by RLJ in connection with the Image merger and will not result in any additional cash payment obligation for the Company. Accordingly, for purposes of the Unaudited Pro Forma Condensed Combined Balance Sheet, the newly vested stock awards will not result in a liability to the Company, and, accordingly, no adjustment has been made to the Unaudited Pro Forma Condensed Combined Balance Sheet for these awards.

RLJ Acquisition Unaudited Interim Financial Statements for the Three Months Ended March 31, 2012

Balance Sheet, page F-14

22.	We note from the financial statements that in the three months ended March 31, 2012, common stock subject to possible redemption was reduced from 13,622,664 shares to 13,586,399 shares and the amount on the balance sheet was reduced by $360,837 with an offset to additional paid-in capital. Please explain to us the reason for this change and how you determined or calculated the amount of the change.

Securities and Exchange Commission

July 19, 2012

Response to Comment No. 22

The Company supplementally advises the Staff that RLJ’s public common stock has a redemption feature that provides its public stockholders with a right to redeem their shares of common stock at a redemption amount equal to $9.95 per share. The redemption feature can only occur if the management of RLJ approves a business combination or upon a final liquidation event in the event a business combination is not consummated.

RLJ accounts for common stock that is subject to possible redemption for cash or other assets by classifying it outside of permanent equity as prescribed in ASC 480 “Distinguishing Liabilities from Equity” and Rule 5-02.27 of Regulation S-X, which requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. Further, per SEC Staff Announcement: Classification and Measurement of Redeemable Securities S99-3A (ASR 268), ordinary liquidation events, which involve the redemption and liquidation of all equity securities (i.e., a final liquidation event), do not result in a security being classified outside of permanent equity.

As disclosed in footnote 3(j) on page F-22 of Amendment No. 2 and page 15 of RLJ’s prospectus dated February 15, 2011, under no circumstances, except for a final liquidation event, will RLJ redeem its public shares in an amount that would cause its stockholders’ equity to be less than $5,000,001. In other words, RLJ would not proceed with the redemption of its public shares and the related business combination if this event would cause stockholders’ equity to be less than $5,000,001. Consistent with industry practice for accounting for special purpose acquisition corporations (SPACs) with similar redemption provisions, RLJ maintains $5,000,001 of permanent equity by reclassifying shares of common stock subject to possible redemption from temporary equity to permanent equity. Based on the dollar amount ($360,837) that needed to be reclassified as of March 31, 2012 in order to maintain $5,000,001 of permanent equity, and a $9.95 per share redemption price, 36,265 shares of common stock subject to possible redemption was reclassified to permanent equity.

Image Entertainment Audited Financial Statements for the Year Ended March 31, 2012, page F-27

23.	Please revise to include an audited Statement of Stockholders’ Equity (Deficit) for the year ended March 31, 2012.

Response to Comment No. 23

The Company advises the Staff that Image has added disclosure on page F-31 to include an audited Statement of Stockholders’ Equity (Deficit) for the fiscal year ended March 31, 2012.

Consolidated Statements of Operations, page F-30

24.	We note that the net loss applicable to common shareholders for both fiscal years 2012 and 2011 as presented on the face of the statement of operations does not appear to be appropriately calculated in that it does not represent net income less the dividend on Series B cumulative preferred stock and deemed dividend on Series C junior participating preferred stock. Please revise to correct these amounts.

Securities and Exchange Commission

July 19, 2012

Response to Comment No. 24

The Company advises the Staff that Image has corrected the disclosure on page F-30 in response to the Staff’s comment.

Acorn Media Group, Inc. Audited Financial Statements for the Year Ended December 31, 2011

Consolidated Balance Sheets, page F-64

25.	We note that the total liabilities amount as of March 31, 2012 does not reflect the sum of total current liabilities as presented on the balance sheet, plus other long-term liabilities. Please revise to reflect the appropriate amount.

Response to Comment No. 25

The Company advises the Staff that Acorn has revised the amount of total liabilities reflected in its balance sheet as of March 31, 2012 on page F-65 of Amendment No. 2 to reflect the correct amount of $37,364,416.

Note 2. Summary of Significant Accounting Policies, page F-70

Principles of Consolidation, page F-70

26.	We note from your response to our prior comment 88 and your revised disclosure in Note 2, that you own 64% of the voting interests in Agatha Christie Limited (ACL), however the rights of the minority stockholders are sufficient to preclude the Company from controlling, but not from having significant influence over ACL. Please revise Note 2 to include more detail of the nature of the minority stockholders rights. Your revised disclosure should be sufficient to ensure the reader understands why consolidation is not appropriate and should be similar in detail to your response to our prior comment 88.

Response to Comment No. 26

The Company advises the Staff that Acorn has revised and added disclosure to Note 2 to its consolidated financial statements on page F-72 of Amendment No. 2 to include additional detail as to the nature of the rights of ACL’s minority stockholders.

Note 7. Investment in Agatha Christie Limited, page F-79

27.	We note that your investment in ACL appears to be material to both your balance sheet as of March 31, 2012 and your statements of income for the three months ended March 31, 2012. Please revise to include summarized information as to assets, liabilities and results of operations of ACL in the notes to the financial statements, as required by ASC 323-10-50-3(c).

Securities and Exchange Commission

July 19, 2012

Response to Comment No. 27

The Company advises the Staff that Acorn has added disclosure as required by ASC 323-10-50-3(c) to Note 7 to its consolidated financial statements on pages F-81 through F-82 of Amendment No. 2.

Note 12. Acorn Media Group NonQualified Stock Options, page F-89

28.	We note from your response to our prior comment 90 that you revised your disclosure in Note 12 to indicate that the board of directors determines the value of the stock by reference to numerous factors including prices indicated in recent offers from third parties for the purchase of the Company’s equity, recent and current economic performance of the Company, the current economic environment and valuation metrics and, if appropriate, similar publicly traded companies. However, we believe that you should disclose the nature and amount of the assumptions used in each specific valuation performed for each grant of options. Please revise accordingly.

Response to Comment No. 28

The Company advises the Staff that Acorn has revised and added disclosure to Note 12 to its consolidated financial statements on pages F-84 and F-85 of Amendment No. 2 to include the nature and the amount of the assumptions used in the specific valuation performed for each grant of options.

In addition to the changes noted in the above responses, the Company advises the Staff that certain formatting related changes, including changes to the headings and titles of columns and the sequence of columns, were made to the disclosures on pages F-33, F-57 and F-60 of Amendment No. 2.

Securities and Exchange Commission

July 19, 2012

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz
Joseph A. Herz

cc:	Donald E. Field, Esq. Ms. Claire Erlanger Ms. Jean Yu Mr. H. Van Sinclair

Alan I. Annex, Esq.
David J. Katz, Esq.
Sharon A. Kroupa, Esq.

Encls.